Exhibit 12.2

OFFICEMAX INCORPORATED AND SUBSIDIARIES

Ratio of Earnings to Combined Fixed Charges

and Preferred Dividend Requirements

	Fiscal Year Ended
	December 30, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
	(thousands, except ratios)
Interest costs	$123,082	$141,455	$155,689	$134,930	$133,762
Interest capitalized during the period	—	—	28	391	3,937
Interest factor related to noncapitalized leases(a)	113,257	120,989	130,229	15,974	11,128
Total fixed charges	236,339	262,444	285,946	151,295	148,827
Preferred stock dividend requirements—pre-tax	4,037	4,378	12,211	13,864	14,548
Combined fixed charges and preferred dividend requirements	$240,376	$266,822	$298,157	$165,159	$163,375
Income (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	$171,878	$(37,616)	$379,442	$49,240	$1,352
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(5,873)	(5,104)	(6,211)	(8,695)	2,435
Total fixed charges	236,339	262,444	285,946	151,295	148,827
Less interest capitalized	—	—	(28)	(391)	(3,937)
Total earnings before fixed charges	$402,344	$219,724	$659,149	$191,449	$148,677
Ratio of earnings to combined fixed charges and preferred dividend requirements	1.67	—	2.21	1.16	—
Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$—	$47,098	$—	$—	$14,698

(a)             Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

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